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Quill Industries, Inc.
3230 Commander Drive
Carrolton, TX  75006
Tel: (972) 248-4043
Fax: (972) 248-9056


June 4, 1999



Mr. Michael R. Clampitt
Mail Stop 3-4
Office of Small Business Review
United States Securities and Exchange Commission
Washington, DC  20549

Re:  Quill Industries, Inc.
     Form 10-SB filed August 21, 1998
     SEC File No.: 0-0-24823

Dear Mr. Clampitt:

Quill Industrial, Inc. (the "Company") hereby requests the withdrawal of the above referenced general form of registration of securities of small business issuers on form 10-SB, (the "Form 10-SB") without prejudice. The Company also reserves the right to resubmit a new Form 10-SB at a future date.

If you have any questions please call me at the above telephone number or the Company's securities counsel, Taylor and Associates, at (801) 463-6080.

Sincerely,

QUILL INDUSTRIES, INC.

/S/ R. Lee Matzig, President